SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1

EXTRACT OF THE MINUTES OF THE 69TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio n° 800, Curitiba - PR. 2. DATE AND TIME: March 11, 2005 – at 9 am. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman. Rubens Ghilardi – Executive Secretary. 4. DELIBERATIONS:

a. Approved, by unanimous vote, the Debenture Issue Program, on the amount of one billion reais (R$ 1,000,000,000.00) and its respective filling with CVM – Brazilian Securities Commission, the Terms and Conditions of the 3rd issue of simple debentures, not convertible into shares, with real guarantee represented by receivables of Copel Geração S.A., in a limit amount of four hundred million reais (R$ 400,000,000.00) and, consequently, it was approved the submission of this subject to the Special Shareholders’ Meeting, which call notice has already been authorized on a date to be defined.

b. Ratified, by unanimous vote, changes in the wholly-owned subsidiary Copel Participações S.A. by-laws, refering to the activities attributed to management, and authorized similar changes in the other Copel’s wholly-owned subsidiaries by-laws, subject to the approval of the respective Regulatory Agencies.

c. Ratified, by unanimous vote, the nomination of Sercomtel S.A. Telecomunicações Administrative Officer and of Copel Telecomunicações S.A. Deputy Executive Officer.

d. Approved, by unanimous vote, with the abstention of those legally impeded, the nomination of Escoelectric Ltda. Officers, and Centrais Elétricas do Rio Jordão S.A. – ELEJOR of Technical Officer and Centrais Elétricas do Rio Jordão S.A. – ELEJOR board of directors members.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION; FRANCELINO LAMY DE MIRANDA GRANDO, LINDSLEY DA SILVA RASCA RODRIGUES; LUÍS ANTÔNIO ROSSAFA, SÉRGIO BOTTO DE LACERDA; LAURITA COSTA ROSA; RUBENS GHILARDI –Executive Secretary.-----------------------------------------------------------------------------------------------

The text of the Minutes of the 69th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s Book #5, registered with the Board Trade of the Paraná State under # 00/056085-5, on August 8, 2000.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.